May 18, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dorrie Yale
Erin Jaskot

Re:	Aeglea BioTherapeutics, Inc.
Registration Statement on Form S-3
Filed May 1, 2017
File No. 333-217573

Ladies and Gentlemen:

We are submitting this letter on behalf of Aeglea BioTherapeutics, Inc. (the “Company”) in response to additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by electronic mail on May 17, 2017 relating to the Company’s Registration Statement on Form S-3 (File No. 333-217573) (the “Registration Statement”) filed with the Commission on May 1, 2017 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comment is presented in bold italics.

Registration Statement on Form S-3

Cover Page

1.	We acknowledge your response to prior comment 1, and your statement that there were 10,140,561 shares that were held by non-affiliates of the company on March 20, 2017. However, we note that you stated in your Form 10-K that as of June 30, 2016, the market value of your shares held by non-affiliates was approximately $24.6 million, based on the per share price of $4.86, which indicates that there were approximately 5 million shares that were held by non-affiliates at that time. We have not noted substantial changes in your number of shares outstanding or a decrease in the holdings of your other significant shareholders since June 2016. Accordingly, please explain how you have changed your calculation of the market value of your non-affiliate shares and why.

The Company informs the Staff that its calculation of the aggregate market value of shares held by non-affiliates as of May 1, 2017, the date of filing the Registration Statement, differs from the calculation performed as of June 30, 2016 because each of Novartis Bioventures Ltd., OrbiMed Private Investments V, LP and Jennison Global Healthcare Master Fund (each, an “Other 10% Holder” and collectively, the “Other 10% Holders”), who were each previously considered an “affiliate” of the Company prior to the Company’s initial public offering (“IPO”) on April 6, 2016, were no longer considered an affiliate of the Company on May 1, 2017.

U.S. Securities and Exchange Commission

May 18, 2017

As described in the Company’s response letter dated May 12, 2017 previously filed with the Commission (the “May 12 Letter”), the Other 10% Holders are not currently in a “control” relationship with the Registrant. However, the Company believes that the facts and circumstances indicated that the Other 10% Holders were in a “control” relationship prior to the Company’s IPO in April 2016. Pursuant to a Voting Agreement dated March 10, 2015 (the “Voting Agreement”) between the Company and certain of its stockholders, which terminated in connection with the IPO, Novartis Bioventures Ltd. (“Novartis”) was entitled to designate one member of the Company’s board of directors and Novartis’s designee, Dr. Henry Skinner, served on the Company’s board until his resignation immediately prior to the effective date of the IPO in April 2016. None of the Other 10% Holders at any time had the right to appoint a representative as an officer of the Company and only Novartis had the right to designate a director of the Company. Pursuant to a management rights letter dated March 10, 2015 (the “MRL”) between the Company and Jennison Global Healthcare Master Fund (“Jennison”), which also terminated in connection with the IPO, Jennison was entitled to consult with and advise management on significant business issues, including operating plans, at regularly scheduled meetings prior to the IPO. In addition, pursuant to the Company’s Restated Certificate of Incorporation in effect prior to the IPO, holders of the Company’s Series B Preferred Stock enjoyed a variety of protective rights and provisions affecting the management of the Company. For instance, the consent of 62% of the outstanding shares of the Company’s Series B Preferred Stock was required in order for the Company to, among others, sell, license or lease any intellectual property rights, authorize any merger or acquisition, declare or pay any dividends, incur indebtedness in excess of $250,000, appoint or remove the Chief Executive Officer, and make certain changes to the Company’s capital structure. As such, the Other 10% Holders, together with Lilly Ventures Fund I, LLC, who collectively held approximately 65% of the Company’s Series B Preferred Stock, had the power to control a variety of corporate actions.

Immediately following the IPO, due to the termination of the Voting Agreement and the MRL, the resignation of Dr. Skinner from the Company’s board of directors, the conversion of the Company’s Series B Preferred Stock into common stock, and the amendment of the Company’s certificate of incorporation to remove all protective provisions, the Other 10% Holders no longer had contractual rights that led to a “control” relationship with the Company. In considering the affiliate status of stockholders as of June 30, 2016, the Company considered the very recent control and active participation in corporate matters by the Other 10% Holders and the three-month cooling period for affiliates under the Securities Act.1 As a result, the Company continued to consider the Other 10% Holders as affiliates as of June 30, 2016.

[1]	See Rule 144(b)(1)(i) (“any person who is not an affiliate . . . and has not been an affiliate during the preceding three months”).

U.S. Securities and Exchange Commission

May 18, 2017

More than a year has now passed since the IPO and the Company now does not view the Other 10% Holders as affiliates because of the demonstrated continuous passive nature of their investments. As described in the May 12 Letter:

•	None of the Other 10% Holders, directly or indirectly through intermediaries or otherwise, controls the Company.

•	None of the Other 10% Holders possesses the power, directly or indirectly, to designate or unilaterally elect directors of the Company, nor do their respective representatives serve as an officer or director of the Company.

•	None of the Other 10% Holders, nor any of their respective representatives, has the ability, by contract or otherwise, to affect the management or policies of the Company.

•	Each Other 10% Holder in its respective Schedule 13G certified that its shares of the Company’s common stock were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

•	Other factors that commonly indicate a controlling relationship also are absent — there are no familial, debtor-creditor or other business relationships between the Company or any of its directors or officers and any Other 10% Holder.

In addition, the Other 10% Holders are unaffiliated with each other and act independently with respect to shareholder voting matters.

Accordingly, given the now long-term lack of any control relationship between any of the Other 10% Holders and the Company as of May 2017, the Company has concluded that none of the Other 10% Holders is an affiliate of the Company.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

cc:	David G. Lowe, Aeglea BioTherapeutics, Inc.

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